Exhibit 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0	Telephone: 819-363-5100 Fax: 819-363-5155 www.cascades.com
Cascades Announces Successful Completion of Notes Offering and
Purchase of Additional 7 1/4% Senior Notes due 2013
and 6 3/4% Senior Notes due 2013 in Cash Tender Offer
KINGSEY FALLS, QUEBEC, CANADA, December 23, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today that it has completed its previously announced offering of US$250 million aggregate principal amount of 7 7/8% Senior Notes due 2020 (the “Notes”). The Notes were sold to the public at the price of 98.293% of par.
Cascades also announced today that, in accordance with the terms of its wholly owned subsidiary Cascades Tenderco Inc.’s previously announced tender offer for any and all of Cascades’ outstanding 7 1/4% Senior Notes due 2013 (the “7 1/4% Notes”) and 6 3/4% Senior Notes due 2013 (the “6 3/4% Notes”), which has expired today, Cascades Tenderco has purchased an additional approximately $3.9 million aggregate principal amount of 7 1/4% Notes and an additional approximately $1.3 million aggregate principal amount of 6 3/4% Notes, in each case tendered subsequent to 9:00 a.m. on December 17, 2009. Pursuant to the tender offer, a total of approximately $529.7 million aggregate principal amount of 7 1/4% Notes and $189.3 million aggregate principal amount of 6 3/4% Notes were purchased. Approximately $116.2 million aggregate principal amount of 7 1/4% Notes remain outstanding and approximately $60.7 million aggregate principal amount of 6 3/4% Notes remain outstanding.
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for Cascades’ products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Cascades’ Securities and Exchange Commission filings.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer